UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2024
Commission File Number: 001-12610

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.)
Form 20-F ⌧ Form 40-F ☐

Explanatory Note

Grupo Televisa, S.A.B. (the “Company”) is furnishing this Amendment No.1 to Form 6-K (“Amendment No.1”) to amend its Form 6-K report furnished to the U.S. Securities and Exchange Commission on February 16, 2024 (the “Original Report”) by amending and restating the fourth line item under the title “Timeline” on page 7 of the Original Report in its entirety to read as follows:

Ex Date – Mexico – First day of trading in Grupo Televisa CPOs on the Mexican Stock Exchange without the entitlement to Ollamani CPOs

Ex Date – U.S. – First day of trading in Grupo Televisa GDSs on the New York Stock Exchange without the entitlement to Ollamani CPOs
February 20, 2024 February 22, 2024

Other than the foregoing, no changes have been made to the Original Report and this Amendment No.1 does not reflect events occurring after the submission of the Original Report. The Company does not intend to revise, update, amend, or restate the information presented in any other items of the Original Report or reflect any events that have occurred after the submission of the Original Report.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2024
GRUPO TELEVISA, S.A.B.

	By	/s/ Luis Alejandro Bustos Olivares

	Name:	Luis Alejandro Bustos Olivares

	Title:	Legal Vice President and General Counsel